Dreyfus Institutional Money Market Fund

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
       With Those of Other Funds

7   Statement of Investments

12   Statement of Assets and Liabilities

13   Statement of Operations

14   Statement of Changes in Net Assets

15   Financial Highlights

17   Notes to Financial Statements

23   Report of Independent Registered
       Public Accounting Firm

24   Important Tax Information

25   Board Members Information

28   Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Money Market Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

Although money market yields remained relatively stable early in the reporting period, slowing economic growth and a credit crisis in U.S. fixed-income markets prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates over the reporting period's second half.

For the 12-month period ended December 31, 2007, Dreyfus Institutional Money Market Fund produced yields of 4.58% for its Money Market Series and 3.81% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced effective yields of 4.68% and 3.88% for its Money Market Series and Government Securities Series, respectively.[1]

The Fund's Investment Approach

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements, including tri-party repurchase agreements.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the start of 2007 as housing markets softened. However, inflationary pressures were relatively mild, and the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, new evidence suggested that inflation might be a more persistent problem than expected. By June, signs of stronger economic growth caused the Fed to state that it was not yet convinced of the sustainability of lower inflationary pressures. A U.S. GDP growth rate of 3.8% for the second quarter lent credence to the Fed's inflation-fighting bias.

Over the summer of 2007, intensifying housing and lending concerns sparked a sharp repricing of risk when credit concerns related to rising delinquencies and defaults among sub-prime mortgages spread to other areas of the financial markets, including the inter-bank lending market and the commercial paper and syndicated loan markets.

The Fed intervened in the credit crisis in mid-August, when it reduced the discount rate by 50 basis points. The Fed followed up in September with an additional reduction of 50 basis points in the discount rate and a reduction of 50 basis points in the federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy.

A More Severe Slowdown Led to Additional Rate Cuts

In October, the economy continued to show signs of weakness, including reports of a tepid September increase of 0.3% in consumer spending and record energy prices. Yet, the Commerce Department estimated that U.S. GDP grew at a stronger-than-expected 4.9% annualized rate in the third quarter. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it regarded the risks of recession and inflation as balanced.

In November, recession concerns intensified amid billions in subprime-related asset write-downs by major banks and brokerage firms. In addition, sales of existing homes fell to their lowest level since recordkeeping began eight years earlier. In December, the Fed again reduced the federal funds rate by 25 basis points to 4.25%, but the markets appeared to be disappointed that the reduction was not larger. Reports of lackluster retail sales during the holiday season, further deterioration of housing prices and a surge in foreclosures also contributed to investors' economic concerns. As a result, in contrast to expectations of a moderate slowdown at the beginning of the year, 2007 ended with some analysts predicting a recession in 2008.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors shifted assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered generally longer than industry averages.

In January, the economic outlook continued to weaken and broader financial market conditions have continued to deteriorate as signaled by a tightening in credit for some businesses and households, a deepening of housing contraction, and a softening in labor markets. Subsequently on January 22, the Fed made an "inter-meeting" reduction of 75 basis points in the federal funds rate to 3.50%. The Fed expects inflation to moderate in the coming quarters. Like the Fed and other market participants, we intend to closely monitor the effects of financial and other developments on economic prospects.

January 23, 2008

An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Money Market Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 4.03	$ 5.60
Ending value (after expenses)	$1,022.20	$1,018.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 4.02	$ 5.60
Ending value (after expenses)	$1,021.22	$1,019.66

† Expenses are equal to the fund's annualized expense ratio of .79% for Money Market Series and 1.10% for Government Securities Series; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

December 31, 2007

Negotiable Bank Certificates of Deposit−11.9%	Principal Amount ($)	Value ($)
American Express Centurion Bank 5.20%, 1/4/08	2,000,000	2,000,000
American Express Company 4.85%, 5/22/08	2,000,000	2,000,000
Comerica Inc. 4.72%, 5/5/08	2,000,000	2,000,000
Regions Bank 4.65%, 5/9/08	2,000,000	2,000,000
Union Bank of California, N.A. 4.75%, 4/7/08	2,000,000	2,000,000
Wachovia Bank, N.A. 4.80%, 5/23/08	2,000,000	2,000,000
Total Negotiable Bank Certificates of Deposit (cost $12,000,000)		**12,000,000**
Commercial Paper−36.4%		
Allied Irish Banks N.A. Inc. 4.81%−4.90%, 5/21/08−6/11/08	4,000,000	3,920,118
Atlantic Asset Securitization LLC 5.60%, 3/11/08	4,000,000 [a]	3,957,028
Barclays U.S. Funding Corp. 4.82%−5.16%, 4/3/08−5/21/08	4,000,000	3,937,156
Canadian Imperial Bank of Commerce 4.80%, 4/9/08	2,000,000	1,974,122
Chariot Funding LLC 5.27%, 2/22/08	4,000,000 [a]	3,969,956
Falcon Asset Securitization Corp. 5.29%, 2/21/08	2,000,000 [a]	1,985,210
Gotham Funding Corp. 5.26%, 2/25/08	2,259,000 [a]	2,241,226
JPMorgan Chase & Co. 5.15%, 2/4/08	2,000,000	1,990,442
Lehman Brothers Holdings Inc. 5.00%, 4/25/08	2,000,000	1,968,854
Old Line Funding LLC 5.32%, 2/19/08	4,000,000 [a]	3,971,417
Swedbank (ForeningsSparbanken AB) 4.86%, 4/23/08	2,000,000	1,970,212
Toronto-Dominion Holdings USA Inc. 4.85%, 5/27/08	2,000,000	1,961,372

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Unicredit Delaware Inc. 4.81%, 6/25/08	3,000,000	2,931,213
Total Commercial Paper (cost $36,778,326)		**36,778,326**

Promissory Note–2.0%		

Goldman Sachs Group Inc.
  5.07%, 6/17/08
  (cost $2,000,000)
	2,000,000 b	**2,000,000**

Time Deposits–1.0%		

Key Bank U.S.A., N.A. (Grand Cayman)
  2.00%, 1/2/08
  (cost $1,000,000)
	1,000,000	**1,000,000**

Repurchase Agreements–48.5%		

Banc of America Securities LLC
  4.40%, dated 12/31/07, due 1/2/08 in the amount of
  $9,002,200 (fully collateralized by $12,334,564
  Federal Home Loan Mortgage Corp., 0%,
  due 5/15/37, value $9,180,000)
	9,000,000	9,000,000

Credit Suisse (USA) Inc.
  4.65%, dated 12/31/07, due 1/2/08 in the amount of
  $3,000,775 (fully collateralized by $135,175,000
  Corporate Bonds, 5.33%, due 6/25/36,
  value $3,090,021)
	3,000,000	3,000,000

Deutsche Bank Securities
  4.62%, dated 12/31/07, due 1/2/08 in the amount of
  $3,000,770 (fully collateralized by $3,838,105
  Corporate Bonds, 4.82%-5.67%,
  due 4/17/30-4/25/36, value $3,090,001)
	3,000,000	3,000,000

Greenwich Capital Markets
  4.60%-4.75%, dated 12/31/07, due 1/2/08 in the amount
  of $12,003,142 (fully collateralized by $12,199,000
  Federal National Mortgage Association, 7.88%-8.91%,
  due 8/25/36-8/25/37, value $12,243,241)
	12,000,000	12,000,000

HSBC USA Inc
  4.60%, dated 12/31/07, due 1/2/08 in the amount of
  $3,000,767 (fully collateralized by $3,175,000
  Coporate Bonds, 6.20%, due 11/1/17,
  value $3,154,440)
	3,000,000	3,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Merrill Lynch & Co. Inc. 4.65%, dated 12/31/07, due 1/2/08 in the amount of $3,000,775 (fully collateralized by $3,215,000 Corporate Bonds, 5.40%, due 3/1/16, value $3,092,091)	3,000,000	3,000,000
Morgan Stanley 4.65%, dated 12/31/07, due 1/2/08 in the amount of $3,000,775 (fully collateralized by $181,103,395 Corporate Bonds, .54%-5.50%, due 12/18/32-10/15/38, value $3,127,093)	3,000,000	3,000,000
UBS Securities LLC 4.50%-4.60%, dated 12/31/07, due 1/2/08 in the amount of $13,003,267 (fully collateralized by $2,975,000 Corporate Bonds, 6%, due 11/15/16, value $3,092,443 and $10,705,000 Federal Home Loan Mortgage Corp., 5.43%, due 7/15/36, value $10,203,503)	13,000,000	13,000,000
Total Repurchase Agreements (cost $49,000,000)		**49,000,000**
Total Investments (cost $100,778,326)	**99.8%**	**100,778,326**
Cash and Receivables (Net)	**.2%**	**187,875**
Net Assets	**100.0%**	**100,966,201**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $16,124,837 or 16.0% of net assets.

[b] This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $2,000,000. At December 31, 2007, the aggregate value of this security was $2,000,000 representing 2.0% of net assets and are valued at cost.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Repurchase Agreements	48.5	Asset-Backed/Certificates	3.9
Banking	31.4	Brokerage Firms	3.9
Asset-Backed/Multi-Seller Programs	12.1		**99.8**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

December 31, 2007

Repurchase Agreements—101.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Bear Stearns Cos. Inc. dated 12/31/07, due 1/2/08 in the amount of $4,000,316 (fully collateralized by $3,860,000 U.S. Treasury Notes, 4.75%, due 3/31/11, value $4,087,933)	1.42	4,000,000	4,000,000
Citigroup Global Markets Holdings Inc. dated 12/31/07, due 1/2/08 in the amount of $4,000,056 (fully collateralized by $5,675,865 U.S. Treasury Bonds, 5.50%, due 5/15/09, value $4,080,002)	.25	4,000,000	4,000,000
Deutsche Bank Securities dated 12/31/07, due 1/2/08 in the amount of $4,000,333 (fully collateralized by $4,323,500 U.S. Treasury Strips, due 11/15/09, value $4,080,000)	1.50	4,000,000	4,000,000
Goldman, Sachs & Co. dated 12/31/07, due 1/2/08 in the amount of $5,000,306 (fully collateralized by $4,977,000 U.S. Treasury Notes, 4%, due 9/30/09, value $5,100,008)	1.10	5,000,000	5,000,000
Greenwich Capital Markets dated 12/31/07, due 1/2/08 in the amount of $4,000,333 (fully collateralized by $3,865,000 U.S. Treasury Notes, 4.75%, due 5/31/12, value $4,084,970)	1.50	4,000,000	4,000,000
HSBC USA, Inc. dated 12/31/07, due 1/2/08 in the amount of $4,000,333 (fully collateralized by $3,120,000 U.S. Treasury Bonds, 7.125%, due 2/15/23, value $4,084,045)	1.50	4,000,000	4,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Merrill Lynch & Co. Inc. dated 12/31/07, due 1/2/08 in the amount of $4,000,222 (fully collateralized by $3,905,000 U.S. Treasury Notes, 4.875%, due 8/15/09, value $4,080,730)	1.00	4,000,000	4,000,000
UBS Securities LLC dated 12/31/07, due 1/2/08 in the amount of $4,000,289 (fully collateralized by $10,182,000 U.S. Treasury Strips, due 11/15/24-11/15/27, value $4,080,301)	1.30	4,000,000	4,000,000
Total Investments (cost $33,000,000)		**101.5%**	**33,000,000**
Liabilities, Less Cash and Receivables		**(1.5%)**	**(491,729)**
Net Assets		**100.0%**	**32,508,271**

Portfolio Summary (Unaudited)[†]

	Value (%)
Repurchase Agreements	**101.5**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities—See Statement of Investments (including repurchase agreements of $49,000,000 for the Money Market Series and $33,000,000 for the Government Securities Series)—Note 2(b)	100,778,326	33,000,000
Cash	175,982	–
Interest receivable	123,728	1,094
Prepaid expenses	5,950	5,296
	101,083,986	**33,006,390**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)	81,147	40,589
Cash overdraft due to Custodian	–	233,311
Payable for shares of Beneficial Interest redeemed	–	186,385
Accrued expenses	36,638	37,834
	117,785	**498,119**
Net Assets ($)	**100,966,201**	**32,508,271**
Composition of Net Assets ($):		
Paid-in capital	100,970,841	32,512,476
Accumulated net realized gain (loss) on investments	(4,640)	(4,205)
Net Assets ($)	**100,966,201**	**32,508,271**

Net Asset Value Per Share

	Money Market Series	Government Securities Series
Net Assets ($)	100,966,201	32,508,271
Shares Outstanding	100,970,881	32,512,476
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**12,050,567**	**1,408,479**
Expenses−Note 2(c):		
Management fee−Note 3(a)	1,134,868	143,094
Custodian fees−Note 3(b)	57,306	64,880
Auditing fees	30,353	34,420
Shareholder servicing costs−Note 3(b)	25,650	25,796
Registration fees	22,186	19,136
Trustees' fees and expenses−Note 3(c)	14,644	2,775
Legal fees	14,456	1,781
Prospectus and shareholders' reports	12,558	3,365
Miscellaneous	17,974	13,005
Total Expenses	**1,329,995**	**308,252**
Less−reduction in custody fees due to earnings credits−Note 2(b)	(6,599)	(5,417)
Net Expenses	**1,323,396**	**302,835**
Investment Income−Net	**10,727,171**	**1,105,644**
Net Realized Gain (Loss) on Investments−Note 2(b) ($)	**4,067**	**1,421**
Net Increase in Net Assets Resulting from Operations	**10,731,238**	**1,107,065**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Money Market Series | | Government Securities Series | |
| | Year Ended December 31, | | Year Ended December 31, | |
	2007	2006	2007	2006
Operations ($):				
Investment income–net	10,727,171	18,956,110	1,105,644	1,131,338
Net realized gain (loss) on investments	4,067	1,552	1,421	96
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,731,238**	**18,957,662**	**1,107,065**	**1,131,434**
Dividends to Shareholders from ($):				
Investment income–net	**(10,727,171)**	**(18,956,110)**	**(1,105,644)**	**(1,131,338)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold	549,084,223	829,784,400	471,058,162	421,469,252
Dividends reinvested	1,724,736	2,125,247	987,650	967,764
Cost of shares redeemed	(846,143,630)	(882,153,541)	(465,123,895)	(431,875,574)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(295,334,671)**	**(50,243,894)**	**6,921,917**	**(9,438,558)**
Total Increase (Decrease) in Net Assets	**(295,330,604)**	**(50,242,342)**	**6,923,338**	**(9,438,462)**
Net Assets ($):				
Beginning of Period	396,296,805	446,539,147	25,584,933	35,023,395
End of Period	**100,966,201**	**396,296,805**	**32,508,271**	**25,584,933**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.046	.045	.027	.009	.007
Distributions:					
Dividends from investment income−net	(.046)	(.045)	(.027)	(.009)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.68	4.61	2.70	.87	.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.59	.55	.55	.55	.54
Ratio of net expenses to average net assets	.58	.55	.55	.55	.54
Ratio of net investment income to average net assets	4.73	4.52	2.65	.88	.74
Net Assets, end of period ($ x 1,000)	100,966	396,297	446,539	478,767	526,043

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.038	.039	.022	.004	.004
Distributions:					
Dividends from investment income−net	(.038)	(.039)	(.022)	(.004)	(.004)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.88	3.99	2.19	.42	.44
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.08	.95	.89	.86	.69
Ratio of net expenses to average net assets	1.06	.93	.88	.84	.69a
Ratio of net investment income to average net assets	3.86	3.96	2.17	.37	.47
Net Assets, end of period ($ x 1,000)	32,508	25,585	35,023	29,379	35,720

[a] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gains of either series can be reduced by a capital loss carryover of that series, such gains will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

Money Market Series' accumulated capital loss carryover of $4,640 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $4,058 of the carryover expires in fiscal 2009 and $582 expires in fiscal 2013.

Government Securities Series' accumulated capital loss carryover of $4,205 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, the carryover expires in fiscal 2012.

The tax characters of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2007 and December 31, 2006, were all ordinary income.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the average daily net assets of each series and is payable monthly.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2007, the Money Market Series and the Government Securities Series were charged $20,850 and $20,595, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the Money Market Series and the Government Securities Series were charged $4,845 and $1,622, respectively, pursuant to the transfer agency agreement.

Effective July 1 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the Money Market Series was charged $35,966 for providing custodial services for the fund for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $21,340 for custody services to the Money Market Series for the six months ended June 30, 2007.

Effective July 1 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the Government Securities Series was charged $30,707 for providing custodial services for the fund for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $34,173 for custody services to the Government Securities Series for the six months ended June 30, 2007.

During the period ended December 31, 2007, each series was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $42,476, shareholder services plan fees $4,000, chief compliance officer fees $3,616, custodian fees $30,205 and transfer agency per account fees $850.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $12,131, chief compliance officer fees $3,616, custodian fees $24,542 and transfer agency per account fees $300.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, of Dreyfus Institutional Money Market Fund (comprising, respectively, the Money Market Series and the Government Securities Series), as of December 31, 2007, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting Dreyfus Institutional Money Market Fund at December 31, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 15, 2008

IMPORTANT TAX INFORMATION (UNAUDITED)

Money Market Series

For federal tax purposes, the fund hereby designates 93.73% of the ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying "interest related dividends."

Government Securities Series

For federal tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

——————————

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

——————————

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

—————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Institutional
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Government Securities Series: DINXX   Money Market Series: DMSXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0179-0195AR1207